Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

April 16, 2013

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release
Credit Suisse Announces April Monthly Coupon Payment of $0.1319 per ETN on its Gold Shares Covered Call ETN (ticker symbol “GLDI”)

New York, April 16, 2013 On April 15, 2013, Credit Suisse declared $0.1319 per ETN as the amount of the monthly Coupon Payment for its Gold Shares Covered Call ETN (the “ETN”). The Coupon Payment is payable on April 25, 2013 to holders of record on April 22, 2013. The ex-dividend date is April 18, 2013.

This Coupon Payment represents a current yield of 8.80% per annum. The “current yield” equals the current monthly Coupon Payment annualized and divided by the closing price of GLDI on April 12, 2013.

The current yield is not indicative of future monthly Coupon Payments, if any, on the ETNs. The monthly Coupon Payments (if any) are variable and dependent on the premium generated by the notional sale of options on the GLD shares, and such payments do not represent fixed periodic interest payments.

The ETN may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs.

For more information on the Credit Suisse suite of ETN offerings, please visit: www.credit-suisse.com/etn.

Press Contact

Katherine Herring, Credit Suisse, telephone +1 212-325-7545, katherine.herring@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the pricing supplement dated January 28, 2013, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2013, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.